Exhibit 99.1

Monster Holdings LP
Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015

Monster Holdings LP
Index
For the Period from May 27, 2015 through December 31, 2015
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Report of Independent Auditors
The Board of Directors and Partners of Monster Holdings LP
We have audited the accompanying consolidated financial statements of Monster Holdings LP, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statement of operations, comprehensive loss, changes in partners’ capital and cash flows for the period from May 27, 2015 through December 31, 2015, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monster Holdings LP at December 31, 2015, and the consolidated results of its operations and its cash flows for the period from May 27, 2015 through December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Han Young
Seoul, Republic of Korea
March 30, 2016

Monster Holdings LP
Consolidated Balance Sheet
As of December 31, 2015
(USD in thousands, except unit amounts)
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December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$81,763
Accounts receivable, net	21,821
Prepaid expenses and other current assets	48,768
Total current assets	152,352
Property, equipment and software, net	11,453
Goodwill	355,101
Intangible assets, net	111,399
Other non-current assets	5,943
Total Assets	$636,248
Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$37,089
Accrued merchant and supplier payables	218,947
Accrued expenses and other current liabilities	21,454
Total current liabilities	277,490
Other non-current liabilities	5,125
Total Liabilities	282,615

Commitments and contingencies (see Note 8)

Partners' Capital
Class A units (72,000,000 units authorized and 72,000,000 units issued and outstanding at December 31, 2015)	360,000
Class B units (64,000,000 units authorized and 64,000,000 units issued and outstanding at December 31, 2015)	21,024
Class C units (20,321,839 units authorized and no units issued and outstanding at December 31, 2015)	—
Accumulated other comprehensive loss	(27,391)
Total Partners' Capital	353,633
Total Liabilities and Partners' Capital	$636,248

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Operations
For the Period from May 27, 2015 through December 31, 2015
(USD in thousands)
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Period from May 27, 2015 through
December 31, 2015
Revenue:
Third party and other	$20,810
Direct	63,087
Total revenue	83,897
Cost of revenue:
Third party and other	21,357
Direct	81,526
Total cost of revenue	102,883
Gross profit (loss)	(18,986)
Operating expenses:
Marketing	32,537
Selling, general and administrative	59,855
Total operating expenses	92,392
Loss from operations	(111,378)
Other income, net	3,459
Net loss before provision (benefit) for income taxes	(107,919)
Provision (benefit) for income taxes	—
Net loss	$(107,919)

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Comprehensive Loss
For the Period from May 27, 2015 through December 31, 2015
(USD in thousands)
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Period from May 27, 2015 through
December 31, 2015
Net loss	$(107,919)
Other comprehensive loss:
Foreign currency translation adjustments	(27,391)
Comprehensive loss	$(135,310)

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Changes in Partners' Capital
For the Period from May 27, 2015 through December 31, 2015
(USD in thousands, except unit amounts)
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	Partners' capital						Accumulated other comprehensive loss	Total
	Class A		Class B		Class C
	Units	Amount	Units	Amount	Units	Amount
Balance at May 27, 2015	70,000,000	$350,000	—	$—	—	$—	$—	$350,000
Cash contributions for Class A units	2,000,000	10,000	—	—	—	—	—	10,000
Class B units issued in connection with acquisition	—	—	64,000,000	128,607	—	—	—	128,607
Net loss	—	—	—	(107,919)	—	—	—	(107,919)
Expenses funded by Class B unit holder	—	—	—	336	—	—	—	336
Foreign currency translation	—	—	—	—	—	—	(27,391)	(27,391)
Balance at December 31, 2015	72,000,000	$360,000	64,000,000	$21,024	—	$—	$(27,391)	$353,633

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Cash Flows
For the Period from May 27, 2015 through December 31, 2015
(USD in thousands)
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Period from May 27, 2015 through
December 31, 2015
Operating activities
Net loss	$(107,919)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,378
Expenses funded by Class B unit holder	336
Change in assets and liabilities, net of acquisitions:
Restricted cash	(15,495)
Accounts receivable	(5,504)
Prepaid expenses and other current assets	(16,920)
Other non-current assets	(2,513)
Accounts payable	27,022
Accrued merchant and supplier payables	80,488
Accrued expenses and other current liabilities	4,296
Other, net	(106)
Net cash used in operating activities	(21,937)

Investing activities
Purchases of property and equipment and capitalized software	(6,796)
Acquisition of business, net of acquired cash	(247,484)
Net cash used in investing activities	(254,280)

Financing activities
Contributions from Class A limited partners	10,000
Net cash provided by financing activities	10,000
Effect of exchange rate changes on cash and cash equivalents	(2,020)
Net decrease in cash and cash equivalents	(268,237)
Cash and cash equivalents, beginning of period	350,000
Cash and cash equivalents, end of period	$81,763

Non-cash financing activities
Issuance of Class B units in connection with acquisition of business	$128,607

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Monster Holdings LP (the "Partnership") is a Delaware Limited Partnership that was formed on April 1, 2015 and had no operations until May 27, 2015, when the Partnership acquired from a wholly-owned subsidiary of Groupon Inc. ("Groupon") all of the outstanding equity interests of LivingSocial Korea, Inc. ("LSK"), a Korean corporation and holding company of Ticket Monster Inc. ("Ticket Monster"). The accompanying consolidated financial statements are presented from May 27, 2015, the date on which Groupon sold LSK to the Partnership and recognized its minority interest in that entity.

Ticket Monster is an e-commerce company based in the Republic of Korea that connects merchants to consumers by offering goods and services at a discount. Ticket Monster acts as a marketing agent by selling vouchers that can be redeemed for products or services with third party merchants. Ticket Monster also sells merchandise inventory directly to customers. Customers can access Ticket Monster's deal offerings directly through its website and mobile application and indirectly using search engines. Ticket Monster also sends emails to its subscribers with deal offerings that are targeted by location and personal preferences.

Liquidity Risks

As of December 31, 2015, the Partnership had $81.8 million of cash and cash equivalents and a working capital deficit of $125.1 million. In the normal course of business, the Partnership collects cash from credit card payment processors shortly after a sale occurs and remits payments to merchants and suppliers at a later date in accordance with the related contractual payment terms. This favorable working capital cycle is expected to continue for the foreseeable future. For the period from May 27, 2015 through December 31, 2015, the Partnership incurred $21.9 million of negative cash flows from operations and $6.8 million of capital expenditures. The Partnership believes that its current liquidity resources will be adequate to meet its obligations as they come due for a period of at least one year from March 30, 2016, the date at which the consolidated financial statements were available to be issued. In the event of any unexpected adverse change in its business, the Partnership has the ability and intent to reduce discretionary spending to increase liquidity and also plans to obtain additional equity or debt financing.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Partnership and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Partnership's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the assets, liabilities, revenue and expenses of all subsidiaries over which the Partnership exercises control.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses, and the related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are utilized for, but not limited to, income taxes, valuation of acquired goodwill and intangible assets, customer refunds, contingent liabilities and the useful lives of property and equipment and intangible assets. Actual results could differ materially from those estimates.
Cash and Cash Equivalents
The Partnership considers all highly-liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.
Accounts Receivable, Net
Accounts receivable primarily represents the net cash due from the Partnership's credit card and other payment processors for cleared transactions. The carrying amount of the Partnership's receivables is reduced by an allowance for doubtful accounts that reflects management's best estimate of amounts that will not be collected. The allowance is based on historical loss experience

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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and any specific risks identified in collection matters. Accounts receivable are charged off against the allowance for doubtful accounts when it is determined that the receivable is uncollectible.
Inventories
Inventories, consisting of merchandise purchased for resale, are accounted for using the weighted average cost method of accounting and are valued at the lower of cost or market value. The Partnership writes down its inventory to the lower of cost or market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Partnership , additional inventory write-downs may be required. Once established, the original cost of the inventory less the related inventory write-down represents a new cost basis.
Restricted Cash
Restricted cash primarily represents amounts that the Partnership is unable to access for operational purposes pursuant to contractual arrangements with certain financial institutions. The Partnership had $16.4 million of restricted cash recorded within "Prepaid expenses and other current assets" as of December 31, 2015.
Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. Generally, the useful lives are three years for computer equipment, office furniture and equipment, software and the shorter of the term of the lease or the asset's useful life for leasehold improvements.
Internal-Use Software
The Partnership incurs costs related to internal-use software and website development, including purchased software and internally-developed software. Costs incurred in the planning and evaluation stage of internally-developed software and website development are expensed as incurred. Costs incurred and accumulated during the application development stage are capitalized and included within "Property, equipment and software, net" on the consolidated balance sheet. Amortization of internal-use software is recorded on a straight-line basis over the estimated useful lives of three years.
Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require that a long-lived asset or asset group be tested for possible impairment, the Partnership first compares the undiscounted cash flows expected to be generated by that long-lived asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.
Goodwill
Goodwill is allocated to the Partnership's sole reporting unit at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting unit, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.
The Partnership evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. The Partnership has the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Partnership determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the two-step goodwill impairment test is not required to be performed. If the Partnership determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, or if the Partnership

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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does not elect the option to perform an initial qualitative assessment, the Partnership performs the two-step goodwill impairment test. In the first step, the fair value of the reporting unit is compared to its book value including goodwill. If the fair value of the reporting unit is in excess of its book value, the related goodwill is not impaired and no further analysis is necessary. If the fair value of the reporting unit is less than its book value, there is an indication of potential impairment and a second step is performed. When required, the second step of testing involves calculating the implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of its net assets, including identifiable intangible assets, as if the reporting unit had been acquired. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Income Taxes
For U.S. Federal income tax purposes, the Partnership is a pass-through entity and all applicable U.S. income taxes are the responsibility of the partners. However, its subsidiaries are subject to income taxes in the Republic of Korea. The Partnership accounts for income taxes of its Korean subsidiaries using the asset and liability method, under which deferred income tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Partnership regularly reviews deferred tax assets to assess whether it is more-likely-than-not that the deferred tax assets will be realized and, if necessary, establishes a valuation allowance for portions of such assets to reduce the carrying value.
For purposes of assessing whether it is more-likely-than-not that deferred tax assets will be realized, the Partnership considers the following four sources of taxable income for each tax jurisdiction: (a) future reversals of existing taxable temporary differences, (b) projected future earnings, (c) taxable income in carryback years, to the extent that carrybacks are permitted under the tax laws of the applicable jurisdiction, and (d) tax planning strategies, which represent prudent and feasible actions that a company ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused. To the extent that evidence about one or more of these sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Otherwise, evidence about each of the sources of taxable income is considered in arriving at a conclusion about the need for and amount of a valuation allowance. See Note 10, "Income Taxes," for further information about the Partnership's valuation allowance assessments.

The Partnership accounts for uncertainty in income taxes by recognizing the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not criteria, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Partnership adopted the guidance in Accounting Standards Update ("ASU") 2015-17, Balance Sheet Classification of Deferred Taxes, for the period ended December 31, 2015. The guidance requires entities to present all deferred income tax assets and liabilities as non-current on the balance sheet.

Leases

The Partnership classifies leases at their inception as either operating or capital leases and may receive renewal or expansion options, rent holidays, and leasehold improvement or other incentives on certain lease agreements. The Partnership recognizes operating lease costs on a straight-line basis, taking into account adjustments for free or escalating rental payments and deferred payment terms. Additionally, lease incentives are accounted for as a reduction of lease costs over the lease term. Rent expense associated with operating lease obligations is primarily classified within "Selling, general and administrative expenses" on the consolidated statement of operations.

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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Revenue Recognition
The Partnership recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collectability is reasonably assured.
Third party revenue recognition

The Partnership generates third party revenue, where it acts as a marketing agent, by selling vouchers through its online local commerce marketplaces that can be redeemed for goods or services with third party merchants.

For transactions involving the sale of vouchers, the revenue recognition criteria are met when the customer purchases the voucher, the voucher has been electronically delivered to the purchaser and a listing of vouchers sold has been made available to the merchant. At that time, the Partnership's obligations to the merchant, for which it is serving as a marketing agent, are substantially complete. The Partnership's remaining obligations, which are limited to remitting payment to the merchant and continuing to make available on its website information about vouchers sold that was previously provided to the merchant, are inconsequential and perfunctory administrative activities.

Third party revenue is reported on a net basis as the purchase price received from the customer for the voucher less the portion of the purchase price that is payable to the featured merchant, excluding applicable taxes and net of estimated refunds for which the merchant's share is recoverable. Revenue is presented on a net basis because the Partnership is acting as a marketing agent of the merchant in the transaction.

For merchant payment arrangements that are structured under a redemption model, merchants are not paid until the customer redeems the voucher that has been purchased. If a customer does not redeem the voucher under this payment model, the Partnership retains the entire voucher purchase price. The Partnership recognizes incremental revenue and derecognizes the related accrued merchant payable when its legal obligation to the merchant expires, which the Partnership believes is shortly after deal expiration.

Direct revenue recognition

The Partnership evaluates whether it is appropriate to record the gross amount of sales and related costs by considering a number of factors, including, among other things, whether the Partnership is the primary obligor under the arrangement, has inventory risk and has latitude in establishing prices.

Direct revenue of the Partnership is derived primarily from selling merchandise inventory in transactions for which it is the merchant of record. The Partnership is the primary obligor in these transactions, is subject to general inventory risk and has latitude in establishing prices. Accordingly, direct revenue is presented on a gross basis, excluding applicable taxes and net of estimated refunds. Direct revenue, including associated shipping revenue, is recognized when title passes to the customer upon delivery of the product.

For merchandise inventory transactions in which the Partnership acts as a marketing agent of a third party merchant, revenue is recorded on a net basis and is presented within third party revenue. The Partnership is generally not responsible for fulfillment on third party revenue transactions involving merchandise inventory and revenue is recognized when the Partnership's obligations to the merchant, for which it is serving as a marketing agent, are substantially complete.

Other revenue recognition

The Partnership's other revenues are derived primarily from advertising arrangements with third parties. Revenue from advertising sales is recognized as advertising services are provided to the Partnership's customers.

Discounts

The Partnership provides discount offers to encourage purchases of goods and services through its marketplaces. The

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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Partnership records discounts as a reduction of revenue.

Cost of revenue

Cost of revenue is comprised of direct and certain indirect costs incurred to generate revenue. For direct revenue transactions, cost of revenue includes the cost of inventory, shipping and fulfillment costs and inventory markdowns. Fulfillment costs are comprised of third party logistics provider costs, as well as rent, depreciation, personnel costs and other costs of operating the Partnership's fulfillment center. Other costs incurred to generate revenue, which include credit card processing fees, editorial costs, certain technology costs, web hosting and other processing fees, are attributed to cost of third party revenue, direct revenue and other revenue in proportion to gross billings during the period.

Technology costs within cost of revenue consist of compensation expense related to technology support personnel who are responsible for operating and maintaining the infrastructure of the Partnership's websites.

Customer Credits

The Partnership issues credits to its customers that can be applied against future purchases through its online local marketplaces for certain qualifying acts, such as referring new customers. The Partnership has recorded its customer credit obligations within "Accrued expenses and other current liabilities" on the consolidated balance sheet (Note 6, "Accrued Expenses and Other Current Liabilities"). Customer credit obligations incurred for new customer referrals or other qualifying acts are expensed as incurred and are classified within "Marketing" on the consolidated statement of operations.

Refunds
At the time revenue is recorded, the Partnership records an accrual for estimated refunds primarily based on the Partnership's historical experience with refunds. Refunds are recorded as a reduction of revenue. The Partnership accrues costs associated with refunds within "Accrued expenses and other current liabilities" on the consolidated balance sheet. The Partnership assesses the trends that could affect its estimates on an ongoing basis and makes adjustments to the refund reserve calculations if it appears that changes in circumstances, including changes to the Partnership's refund policies, may cause future refunds to differ from its original estimates. If actual results are not consistent with the estimates or assumptions stated above, the Partnership may need to change its future estimates, and the effects could be material to the consolidated financial statements.
Unit-Based Compensation
The Partnership's Class C units have been authorized for issuance as unit-based awards to compensate its employees for future service. The Partnership measures unit‑based compensation cost at fair value, net of estimated forfeitures. Expense is recognized on a straight-line basis over the service period during which awards are expected to vest, except for awards with both performance conditions and a graded vesting schedule, which are recognized using the accelerated method. For the period from May 27, 2015 through December 31, 2015, the Partnership did not incur any unit-based compensation expense except for $0.3 million related to Groupon restricted stock units as discussed in Note 11, Related Party Transactions.
Foreign Currency
Balance sheet accounts of the Partnership's operations outside of the U.S. are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenue and expenses are translated at average exchange rates during the period. Foreign currency translation adjustments are included within "Accumulated other comprehensive loss" on the consolidated balance sheet. Foreign currency gains and losses resulting from transactions which are denominated in currencies other than the entity's functional currency are included within "Other income, net" on the consolidated statement of operations. The gains associated with foreign currency transactions were $3.1 million for the period from May 27, 2015 through December 31, 2015.

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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Fair Value Measurements

The Partnership's financial assets and liabilities include restricted cash, prepaid expenses and other current assets, accounts receivable, accounts payable, accrued merchant and supplier payables, accrued expenses and other current liabilities. The carrying values of these assets and liabilities approximate their fair values due to their short-term nature.
The Partnership had no non-recurring fair value measurements after initial recognition and no recurring fair value measurements for the period from May 27, 2015 through December 31, 2015.
Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Partnership is still assessing the impact of ASU 2014-09 on its consolidated financial statements.
In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) - Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides guidance to customers about whether a cloud computing arrangement contains a software license. The ASU is effective for annual reporting periods, beginning after December 15, 2015 and interim periods within those annual periods. While the Partnership is still assessing the impact of ASU 2015-04, it does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330) - Simplifying the Measurement of Inventory. This ASU requires inventory to be measured at the lower of cost or net realizable value, rather than the lower of cost or market. The ASU is effective for annual reporting periods beginning after December 15, 2016 and interim periods within those annual periods. While the Partnership is still assessing the impact of ASU 2015-11, it does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU will require lessees to recognize assets and liabilities arising from leases, including operating leases, to be recognized on the balance sheet. The ASU is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those annual periods. The Partnership is still assessing the impact of adoption on its consolidated financial statements.

There are no other accounting standards that have been issued but not yet adopted that the Partnership believes could have a material impact on its consolidated financial position or results of operations.

3.    BUSINESS COMBINATIONS
The acquisition of all of the outstanding equity interests of LSK, the holding company of Ticket Monster (the "Ticket Monster acquisition"), was accounted for using the acquisition method, and the results of that business have been included in the consolidated financial statements beginning on the May 27, 2015 acquisition date. The fair value of consideration transferred in the business combination has been allocated to the tangible and intangible assets acquired and liabilities assumed at the acquisition date, with the remaining unallocated amount recorded as goodwill. Acquired goodwill represents the premium the Partnership paid over the fair value of the net tangible and intangible assets acquired. The Partnership paid this premium for a number of reasons, including acquiring an assembled workforce. The goodwill from the business combinations is not deductible for tax purposes.
The aggregate acquisition-date fair value of the consideration transferred for the Ticket Monster acquisition totaled $413.6 million, which consisted of the following (in thousands):

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
____________________________________________________________________________________

Cash	$285,000
Issuance of 64,000,000 Class B units	128,607
Total	$413,607
The fair value of the Class B units issued as consideration was measured as of the closing of the transaction on May 27, 2015. The initial fair value was determined using the backsolve valuation method, which is a form of the market approach. Under this method, assumptions are made about the expected time to liquidity, volatility and risk-free rate such that the price paid by a third-party investor in a recent financing round can be used to determine the value of the entity and its other securities using option-pricing methodologies. The fair value of the Class B units was based on the contractual liquidation preferences and the following valuation assumptions: 4-year expected time to a liquidity event, 60% volatility and a 1.3% risk-free rate.
The following table summarizes the allocation of the aggregate acquisition price of the Ticket Monster acquisition (in thousands):

Cash and cash equivalents	$37,516
Accounts receivable	6,813
Prepaid expenses and other current assets	18,866
Property, equipment and software	7,884
Goodwill	377,001
Intangible assets: (1)
Customer relationships	58,278
Merchant relationships	23,582
Developed technology	994
Trade name	47,887
Other non-current assets	3,193
Total assets acquired	$582,014
Accounts payable	$9,239
Accrued merchant and supplier payables	137,167
Accrued expenses and other current liabilities	14,942
Other non-current liabilities	7,059
Total liabilities assumed	$168,407
Total acquisition price	$413,607

(1)	The estimated useful lives of the acquired intangible assets are 7 years for customer relationships, 3 years for merchant relationships, 2 years for developed technology and 12 years for trade name.

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
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4.    PROPERTY, EQUIPMENT AND SOFTWARE, NET

(in thousands)	December 31,
2015
Purchased software	$2,584
Office furniture and equipment	5,258
Internally-developed software	4,364
Leasehold improvements	950
Construction in progress	489
Total property, equipment and software, gross	13,645
Less: Accumulated depreciation and amortization	(2,192)
Total property, equipment and software, net	$11,453
Depreciation and amortization expense on property, equipment and software for the period from May 27, 2015 through December 31, 2015 was $2.6 million, which includes $0.6 million of internally-developed software amortization, and is primarily included within "Selling, general and administrative expenses" on the consolidated statement of operations.
5.    GOODWILL AND INTANGIBLE ASSETS
Goodwill
The following table summarizes the Partnership's goodwill activity for the period from May 27, 2015 through December 31, 2015:

(in thousands)
Balance as of May 27, 2015	$—
Goodwill related to acquisition	377,001
Foreign currency translation	(21,900)
Balance as of December 31, 2015	$355,101
The Partnership evaluates goodwill for impairment annually on December 31 or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. No goodwill impairments were recognized for the period from May 27, 2015 through December 31, 2015.
Intangible Assets
The carrying amounts of definite lived intangible assets consist of the following:

(in thousands)	December 31, 2015

	Gross	Accumulated	Net
	Carrying Value	Amortization	Carrying Value
Customer relationships	$54,782	$(4,674)	$50,108
Merchant relationships	22,168	(4,413)	17,755
Developed technology	934	(279)	655
Trade name	45,121	(2,240)	42,881
Total intangible assets	$123,005	$(11,606)	$111,399

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
____________________________________________________________________________________

Amortization of intangible assets is computed using the straight-line method over their estimated useful lives, which range from 2 to 12 years. Amortization expense related to intangible assets was approximately $11.8 million for the period from May 27, 2015 through December 31, 2015. The weighted average remaining amortization period of intangible assets is 7.7 years as of December 31, 2015. As of December 31, 2015, the Partnership's estimated future amortization expense related to intangible assets is as follows:

(in thousands)
Years Ended December 31,	Amount
2016	$19,541
2017	19,155
2018	14,553
2019	11,577
2020	11,577
Thereafter	34,996
Total	$111,399
6.    SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION
The following summarizes the Partnership's prepaid expenses and other current assets as of December 31, 2015:

(in thousands)	December 31,
2015
Finished goods inventories	$19,113
Prepaid expenses	13,288
Restricted cash	16,367
Total prepaid expenses and other current assets	$48,768
The following summarizes the Partnership's accrued expenses and other current liabilities as of December 31, 2015:

(in thousands)	December 31,
2015
Customer credits	$2,668
Refunds	597
Accrued compensation and benefits	7,021
Deferred revenue	3,545
Other	7,623
Total accrued expenses and other current liabilities	$21,454
7.    CREDIT FACILITY
The Partnership has entered into a revolving credit facility (the "credit facility") that provides for aggregate principal borrowings of $8.5 million. The credit facility expires on July 14, 2016. Borrowings under the credit facility bear interest at the Certificate of Deposit Rate for the Republic of Korea plus 3.30%. As of December 31, 2015, the Partnership had no borrowings outstanding under the credit facility.

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
____________________________________________________________________________________

8.    COMMITMENTS AND CONTINGENCIES
Operating Leases
The Partnership has entered into various non-cancelable operating lease agreements, primarily covering certain of its offices in the Republic of Korea, with lease expirations between 2016 and 2017. Rent expense under these operating leases was $2.7 million for the period from May 27, 2015 through December 31, 2015. Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Partnership recognizes rent expense under such arrangements on a straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent has been recorded as deferred rent.
As of December 31, 2015, future payments under non-cancelable operating leases (including rent escalation clauses but excluding a proportionate share of operating expenses) were as follows:

(in thousands)
Years Ended December 31,	Operating Leases
2016	$7,055
2017	3,493
Thereafter	—
Total	$10,548
Contingencies
The Partnership recognizes accrued liabilities for loss contingencies when the loss is determined to be both probable and estimable. Such accruals represent the Partnership’s best estimate of probable losses and, in some cases, there may be an exposure to loss in excess of the amounts accrued. The Partnership believes that the amount of reasonably possible losses in excess of the amounts accrued for loss contingencies as of December 31, 2015 would not have a material adverse effect on its business, financial position, results of operations or cash flows.
The Partnership has provided customary indemnifications to its unit holders and their affiliates for claims that may arise in connection with their involvement with the Partnership. The indemnifications do not limit the maximum potential future payments that can be made and it is not possible to determine an estimate of those maximum potential future payments due to the absence of historical claim experience.
9.    PARTNERS' CAPITAL
On May 26, 2015, the Partnership received a $350.0 million capital contribution from Monster Partners LP, an entity jointly owned by affiliates of Kohlberg, Kravis Roberts & Co. L.P. (“KKR”) and Anchor Equity Partners (Asia) Limited (“Anchor”), in exchange for 70,000,000 Class A units of the Partnership. On May 27, 2015, a wholly-owned subsidiary of Groupon transferred all of the issued and outstanding share capital of LSK, the holding company of Ticket Monster, to the Partnership in exchange for 64,000,000 Class B units of the Partnership and $285.0 million in cash consideration. Subsequently, an entity affiliated with Mr. Daniel Shin, the founder and current chief executive officer of Ticket Monster, contributed an additional $10.0 million in cash consideration to the Partnership in exchange for 2,000,000 Class A units of the Partnership. The Partnership is authorized to issue 20,321,839 Class C units to its management that will be subject to vesting conditions. No Class C units were issued or granted during the period from May 27, 2015 through December 31, 2015.
Under the terms of the Partnership's amended and restated agreement of limited partnership, its general partner, Monster Holdings GP LLC, established a Board of Directors (the "Board") and irrevocably assigned the rights to carry out any and all of the objectives and purposes of the Partnership to the Board. The general partner is not entitled to receive any distributions. Holders of Class A units of the Partnership are entitled to a $486.0 million liquidation preference, which must be paid prior to any distributions to the holders of Class B and Class C units. All distributions in excess of $486.0 million and up to $680.0 million will be paid to

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
____________________________________________________________________________________

holders of Class B units. Distributions in excess of $680.0 million and up to $703.0 million will be paid to holders of any outstanding Class C units. Unit holders will be entitled to share in distributions between $703.0 million and $1,116.0 million in accordance with the terms of the Partnership's distribution waterfall, and distributions in excess of $1,116.0 million will be made pro rata to all unit holders based on their respective ownership interests. Due to the Class A unit liquidation preference, the Partnership's net loss for the period from May 27, 2015 through December 31, 2015 has been allocated to the Class B units in the accompanying consolidated statement of changes in partners' capital. Holders of Class A and Class B units are entitled to one vote per unit and vote together as a single class. Holders of Class C units will not be entitled to any voting rights.
10.    INCOME TAXES
Domestic and foreign components of loss from operations before income taxes are presented below:

(in thousands)	Period from May 27, 2015 through
December 31, 2015
Earnings before income taxes - U.S.	$196
Loss before income taxes - Korea	(108,115)
Total loss before income taxes	$(107,919)
For U.S. Federal income tax purposes, the Partnership is a pass-through entity and all applicable U.S. income taxes are the responsibility of the partners. However, its subsidiaries are subject to income taxes in the Republic of Korea. The provision for income taxes in the Republic of Korea consists of the following:

(in thousands)	Period from May 27, 2015 through
December 31, 2015
Current income tax provision (benefit)	$—
Deferred income tax provision (benefit)	—
Total provision (benefit) for income taxes	$—
The items accounting for differences between the income tax provision or benefit computed at the applicable Korean statutory rate of 11% and the provision for income taxes for the period from May 27, 2015 through December 31, 2015 are as follows:

(in thousands)
Period from May 27, 2015 through December 31, 2015
Income tax benefit at statutory rate	$(11,871)
Change in valuation allowance	11,834
Other	37
Total provision (benefit) for income taxes	$—
Deferred income tax assets and liabilities of the Partnership's Korean subsidiaries, which include net operating losses generated prior to the Partnership's acquisition of those subsidiaries, consisted of the following:

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
____________________________________________________________________________________

(in thousands)	December 31,
2015
Deferred tax assets:
Accrued expenses and other liabilities	$2,323
Net operating loss and tax credit carryforwards	30,183
Property, equipment and software, net	120
Other	26
Total deferred tax assets	32,652
Less valuation allowances	(20,319)
Deferred tax assets, net of valuation allowance	12,333
Deferred tax liabilities:
Intangible assets, net	12,256
Other	77
Deferred tax liabilities	12,333
Net deferred tax asset (liability)	$—
Significant judgment is required in determining the provision for income taxes and recording the related income tax assets and liabilities. The Partnership recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not criterion, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.
The Partnership has recognized valuation allowances to reduce its deferred tax assets to amounts that are realizable through future reversals of existing taxable temporary differences.
The Partnership is subject to income tax audits in all jurisdictions for which it files tax returns. Tax audits by their very nature are often complex and can require several years to complete. Neither the Partnership nor any of its subsidiaries is currently under audit in any jurisdiction. The years 2013 to 2015 remain open for examination by the tax authorities in the Republic of Korea. There are no uncertain tax positions recorded at December 31, 2015 and there were no interest or penalties recognized related to uncertain tax positions for the period from May 27, 2015 through December 31, 2015.
As of December 31, 2015, the Partnership's Korean subsidiaries had $274.4 million of net operating loss carryforwards, which begin expiring in 2021.
11.    RELATED PARTY TRANSACTIONS
Certain Ticket Monster employees continue to vest in share-based awards granted by Groupon as a result of their employment with Ticket Monster. These restricted stock units are remeasured to fair value each reporting period. The Partnership has recorded $0.3 million of compensation expense within "Selling, general and administrative expenses" on the consolidated statement of operations as a result of that arrangement. As of December 31, 2015, 377,256 Groupon restricted stock units are outstanding, which will result in approximately $1.2 million of future compensation expense based on the fair value of the unvested awards at that date and is expected to be recognized over a remaining weighted average period of 1.7 years.
The Partnership has entered into an arrangement to receive advisory services from KKR and Anchor. Under that arrangement, which is cancelable only with the consent of the counterparties, the Partnership will incur advisory costs of approximately $1.5 million per year. The Partnership incurred $0.9 million of advisory costs under this arrangement for the period from May 27, 2015 through December 31, 2015, which are included within "Selling, general and administrative" in the accompanying consolidated statement of operations. There were $0.6 million of amounts due to the counterparties under this

Monster Holdings LP
Notes to Consolidated Financial Statements
For the Period from May 27, 2015 through December 31, 2015
____________________________________________________________________________________

arrangement as of December 31, 2015, which are included within “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheet.
During 2015, Groupon sold 2,529,998 Class B units for $4.8 million to an entity affiliated with Mr. Daniel Shin and other employees of Ticket Monster.

12.    SUBSEQUENT EVENTS
On January 4, 2016, the Partnership granted 20,321,839 Class C restricted units to employees of Ticket Monster. Those Class C restricted units had a total grant date fair value of approximately $23.8 million, are subject to time-based vesting conditions and, for a portion of the Class C units, a performance-based vesting condition.

On March 22, 2016, the Partnership's wholly-owned subsidiary LSK was merged into its wholly-owned subsidiary Ticket Monster. This merger of consolidated subsidiaries has no impact on the consolidated financial statements.

The Partnership has evaluated subsequent events from the balance sheet date through March 30, 2016, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items to disclose.